VIA EDGAR AND

FACSIMILE

May 23, 2008

Mr. John M. Hartz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.Washington, D.C. 20549-7010

Mail Stop 7010

Dear Mr. Hartz:

We have prepared the following in response to your comment letter dated April 23, 2008 with respect to the following:

Hovnanian Enterprises, Inc.

File Number: 1-8551

Form 10-K for the year ended October 31, 2007

Form 10-Q for the quarter ended January 31, 2008

The paragraphs that follow respond to the questions asked under each of the respective headers in your letter. For convenience of reference, the text of the comments in your letter has been reproduced in italics herein. As you have requested, any revisions to our current disclosure proposed in our responses to your comments will be included in future filings.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find these responses acceptable, however, if you have further questions or comments, please contact me at 732-747-7800.

Sincerely,

/S/ J. Larry Sorsby

J. Larry Sorsby

Executive Vice President and Chief Financial Officer

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response

Where the comments below request additional disclosures or other revisions, we have included the revisions in our response. These revisions will be included in our future filings.

Management’s Discussion and Analysis, page 18

2.

We note your discussion of the U. S. housing market and the impact that developments in the homebuilding industry and related mortgage finance industry have had on your results of operations. We urge you to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks related to the recoverability of your homebuilding assets as well as the risk that additional charges may need to be recorded. In addition, we urge you to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff’s view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your homebuilding assets, such information may be required to be disclosed if it would be material and useful to investors. For example, if you have significant amounts of inventory for which you determine the fair value is close to your book value, you should consider how you can constructively convey the potential risk associated with these inventory amounts. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. You should consider providing these additional disclosures related to each type of potential charge, including impairment charges related to inventories and intangible assets, write-off of additional deposits and pre-acquisition costs related to land not being pursued, as well as charges related to investments in joint ventures. Please also consider whether these types of disclosures would be more meaningful if provided at the segment level.

Response

Please refer to the response to Comment 4, for our proposed revised disclosure on our inventory impairment estimation process and a discussion of a number of quantitative and qualitative factors that are part of those assessments. We provide segment breakdowns of the different types of charges discussed in MD&A in the notes to the consolidated financial statements. In future filings we will include these segment breakdowns in MD&A as well. To address your comments about providing investors with information about the risk of future charges we propose to add the following at the end of the first paragraph of MD&A:

In addition, we have exposure to additional impairments of our inventories, which, as of January 31, 2008, have a book value of $3.4 billion net of $341.7 million of impairments recorded on 107 of our 404 active communities, and $46.7million of impairments recorded on 14 of our 154 communities in planning. We also have $243.2 million invested in 31,729 lots under option, including deposits of $142.5 million as of January 31, 2008. We will record a write-off for the amounts associated with an option if we determine it is probable we will not exercise it. As of January 31, 2008, we have total investments in and advances to unconsolidated joint ventures of $162.1 million. Each of our joint ventures assesses its inventory and other long-lived assets for impairment in accordance with U.S. GAAP, which has resulted in reductions in our investment in joint ventures of $44.9 million from our fiscal fourth quarter of 2006 through January 31, 2008. We still have exposure to future write-downs of our investment in unconsolidated joint ventures, if conditions continue to deteriorate in the markets that our joint ventures operate. With respect to goodwill and intangibles, there is a lesser risk of further exposure to impairments because we only have a total balance of $32.7 million of goodwill, and $3.3 million of definite life intangibles as of January 31, 2008.

3.

Your financial services operations consist primarily of originating mortgages from your homebuyers, selling such mortgages in the secondary market, and title insurance activities. You note that the availability of certain mortgage financing products became more constrained starting in February 2007 when the mortgage industry began to more closely scrutinize sub-prime, Alt-A, and other non-prime mortgage products. Please expand your disclosures to address the risks and exposures to your financial services operations related to these mortgage financing products, including risks associated with being able to resell these loans. Specifically, you should disclose whether you originate any sub-prime, Alt-A, or other non-prime loans. If so, please disclose your definition and description of sub-prime and/or Alt-A loans as well as your underwriting and risk management policies related to these loans. You should also consider quantifying your exposure to each of these types of loans.

Response

The following is a revised draft of the Income Recognition form Mortgage Loans description in our Critical Accounting Policies section of the MD&A to address your comments:

Income Recognition from Mortgage Loans – Our Financial Services segment originates mortgages, primarily for our homebuilding customers. We use mandatory mortgage-backed securities (“MBS”) forward commitments and investor commitments to hedge our mortgage-related interest rate exposure on agency and government loans. These instruments involve, to varying degrees, elements of credit and interest rate risk. Credit risk associated with MBS forward commitments and loan sales transactions is managed by limiting our counterparties to investment banks, federally regulated bank affiliates and other investors meeting our credit standards. Our risk, in the event of default by the purchaser, is the difference between the contract price and fair value of the MBS forward commitments. In an effort to reduce our exposure to the marketability and disposal of non-agency and non-governmental loans, including Alt-A (FICO scores above 680 and depending on credit criteria) and sub-prime loans (FICO scores above 580 and depending on credit criteria), we require our Financial Services segment to either presell or broker all of these loans, on an individual loan basis as soon as they are committed to by the customer. However because of the recent tightening by mortgage lenders our origination of Alt-A and sup-prime loans has declined to only 19.7% and 0.5%, respectively, of the total loans we originated in the first quarter of 2008, as compared to 25.7% and 14.0%, respectively, for the first quarter of 2007. In addition, of the $104.7 million of Mortgage loans held for sale as of January 31, 2008 only $6.2 million were Alt-A loans and none were sub-prime loans. Profits and losses relating to the sale of mortgage loans are recognized when legal control passes to the buyer of the mortgage and the sales price is collected.

Critical Accounting Policies

Inventories, page 20

4.

Please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis under SFAS 144 for each inventory category reflected on your consolidated balance sheets. Please consider including the following:

•

Please clarify how you determine which communities should be tested for impairment as well as at what point in time they should be tested for impairment. You state that for inventories of communities under development, a loss is recorded when events and circumstances indicate impairment and the undiscounted cash flows generated are less than the related carrying amounts. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address whether you look for these events and circumstances on a community level as well as how frequently you evaluate for these types of events and circumstances;

•	Please disclose the number of communities tested for impairment during each period presented, the number of communities you determined to be impaired during each period presented, and the total number of communities which exist at the end of each period presented; and

•

Please discuss the specific valuation methods used to determine fair value for each inventory category. Please discuss the significant estimates and assumptions used to determine estimated future cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well as whether certain estimates and assumptions are more subjective than others.

Response

Below is a revised “Inventories” critical accounting policy that we propose to include in future filings. With respect to the disclosure of the number of communities tested for impairment (we state below in our new proposed language that we test all communities for indication of impairment every quarter), we provide the number of communities that were impaired during the period by segment in a table in the notes to the consolidated financial statements, which we will cross reference in the MD&A in the Critical Accounting Policies. We have not included the total number of communities which exist at the end of the period presented in the below disclosure because that information is provided by segment later in the MD&A, and it has also been added to the additional disclosure proposed in response to Comment 2 above.

Inventories consist of land, land development and home construction costs and are stated at cost, net of impairment losses, if any. Construction costs are accumulated during the period of construction and charged to cost of sales under specific identification methods. Land, land development, and common facility costs are allocated based on buildable acres to product types within each community, then charged to cost of sales equally based upon the number of homes to be constructed in each product type.

The recoverability of inventories and other long-lived assets are assessed in accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires long-lived assets, including inventories, held for development to be evaluated for impairment based on undiscounted future cash flows of the assets at the lowest level for which there are identifiable cash flows. As such, we evaluate inventories for impairment at the individual community level, the lowest level of discrete cash flows that we measure.

We evaluate inventories of communities under development for impairment when indicators of potential impairment are present. Indicators of impairment include, but are not limited to, decreases in local housing market values, decreases in gross margins or sales absorption rates, decreases in net sales prices (base sales price net of sales incentives), or actual or projected operating or cash flow losses. The assessment of communities for indication of impairment is performed quarterly, primarily by completing detailed budgets for all of our communities, and identifying those communities with a projected operating loss for any projected fiscal year or for the entire projected community life. For those communities with projected losses, we estimate remaining undiscounted future cash flows and compare those to the carrying value of the community, to determine if the carrying value of the asset is recoverable.

The projected operating profits, losses or cash flows of each community can be significantly impacted by the following:

•	our estimates of future base selling prices;
•	our estimates of future home sales incentives;
•	our estimates of future home construction and land development costs; and
•	our estimates of future sales absorption pace and cancellation rates.

These estimates are dependent upon specific market conditions for each community. While we consider available information to determine what we believe to be our best estimates as of the end of a quarterly reporting period, these estimates are subject to change in future reporting periods as facts and circumstances change. Local market-specific conditions that may impact our estimates for a community include:

•	the intensity of competition within a market, including publicly available home sales prices and home sales incentives offered by our competitors;
•	the current sales absorption pace for both our communities and competitor communities;
•	community specific attributes, such as location, availability of lots in the market, desirability and uniqueness of our community, and the size and style of homes currently being offered;
•	potential for alternative product offerings to respond to local market conditions;
•	changes by management in the sales strategy of the community; and
•	current local market economic and demographic conditions and related trends and forecasts.

These and other local market-specific conditions that may be present are considered by management in preparing projection assumptions for each community. The sales objectives can differ between our communities, even within a given market. For example, facts and circumstances in a given community may lead us to price our homes with the objective of yielding a higher sales absorption pace, while facts and circumstances in another community may lead us to price our homes to minimize deterioration in our gross margins, although it may result in a slower sales absorption pace. In addition, the key assumptions included in our estimate future undiscounted cash flows may be interrelated. For example, a decrease in estimated base sales price or an increase in homes sales incentives may result in a corresponding increase in sales absorption pace. Additionally, a decrease in the average sales price of homes to be sold and closed in future reporting periods for one community that has not been generating what management believes to be an adequate sales absorption pace may impact the estimated cash flow assumptions of a nearby community. Changes in our key assumptions, including estimated construction and development costs, absorption pace, and selling strategies could materially impact future cash flow and fair value estimates. Due to the number of possible scenarios that would result from various changes in these factors, we do not believe it is possible to develop a sensitivity analysis with a level of precision that would be meaningful to an investor.

If the undiscounted cash flows are more than the carrying value of the community, then the carrying amount is recoverable and no impairment adjustment is required. However, if the undiscounted cash flows are less than the carrying amount, then the community is deemed impaired and is written-down to its fair value. We determine the estimated fair value of each community by determining the present value of the estimated future cash flows at a discount rate of approximately 15%. The estimated future cash flow assumptions are the same for both our recoverability and fair value assessments. Should the estimates or expectations used in determining estimated cash flows or fair value decrease or differ from current estimates in the future, we may be required to recognize additional impairments related to current and future communities. The impairment of a community is allocated to each lot on a straight line basis.

Inventories held for sale, meaning land parcels where we have decided not to build homes, are a very small portion of our total inventories, and are reported at the lower of carrying amount or fair value less costs to sell. In determining whether land held for sale is impaired, management considers, among other things, prices for land in recent comparable sale transactions, market analysis studies, which include the estimated price a willing buyer would pay for the land (other than in a forced liquidation sale) and recent bona fide offers received from outside third parties.

From time to time, we write-off deposits, and approval, engineering and capitalized interest costs when we decide not to exercise options to buy land in various locations, or we redesign communities and/or abandon certain engineering costs. In deciding not to exercise a land option, we take into consideration changes in market conditions, the timing of required land takedowns, the willingness of land sellers to modify terms of the land option contract (including timing of land takedowns), the availability and best use of our capital, among other factors. The write-off is recorded in the period it is deemed probable that the optioned property will not be acquired. In certain instances, we have been able to recover deposits and other preacquisition costs which were previously written off. These recoveries are generally not significant in comparison to the total costs written off.

The impairment of communities under development and inventories held for sale, and the charge for land option write-offs are reflected on the Consolidated Statement of Operations in a separate line entitled “Homebuilding – Inventory impairment loss and land option write-offs”.

Capital Resources and Liquidity, page 21

5.

You provided for your cash requirements for the twelve months ended October 31, 2007 from housing and land sales, the revolving credit facility, financial service revenues, other revenues, distributions from joint ventures and tax refunds received in fiscal 2007. You believe that these sources of cash are sufficient to finance your working capital requirements and other needs. We note that your homebuilding revenues decreased by 22% or $1.3 billion from the year ended October 31, 2006 to the year ended October 31, 2007. In addition, the amount available under your revolving credit line was reduced from $1.2 billion to $900 million in March 2008. In light of the above, please discuss the significant changes in these sources of cash from period to period, the impact of these changes on your liquidity and capital resources, and how you determined that these sources will still be sufficient. You should also disclose if you expect any alternative sources of funding to be available.

Response

The following is a revised draft of the 2nd paragraph from the Capital Resources and Liquidity section of our first quarter 2008 Form 10-Q to provide an example of how we intend to address your comments in future filings. In addition to the below, in May 2008, we issued new common equity ($130 million) and have entered into an agreement to issue new senior secured notes ($600 million), and an amendment to reduce the Revolving Credit Agreement commitments down to $300 million, thus increasing our new available capital by the amount of the equity, and also eliminating all but one of the maintenance covenants related to the Revolving Credit Agreement. We will discuss these sources in the 2nd quarter Form 10-Q.

Our cash uses during the three months ended January 31, 2008 were for operating expenses, construction, income taxes, and interest. We provided for our cash requirements from housing and land sales, the revolving credit facility, financial service revenues, and other revenues. We believe that these sources of cash are sufficient to finance our working capital requirements and other needs because for the remaining two fiscal quarters of 2008, we expect to generate cash flow from operations in excess of $300 million as we limit investments in new communities and delay further investment in current communities. At the same time we plan to continue to build and deliver homes from our current communities generating positive cash flow. We expect this positive cash flow from operations to continue through 2009. Thus we believe that our sources of cash are sufficient to finance our needs, despite a 6% decline in total revenues in the first quarter of 2008 compared to the same period for the prior year, and a reduction in the availability under our Revolving Credit Agreement from $1.2 billion to $900 million. We may also enter into land sale agreements or joint ventures to generate cash from our existing balance sheet.

Our net (loss) income historically does not approximate cash flow from operating activities. The difference between net (loss) income and cash flow from operating activities is primarily caused by changes in inventory levels together with changes in receivables, prepaid and other assets, interest and other accrued liabilities, deferred income taxes, accounts payable, mortgage loans and liabilities, and non-cash charges relating to depreciation, amortization of computer software costs, amortization of definite life intangibles, stock compensation awards and impairment losses. When we are expanding our operations, which was the case in fiscal 2006, inventory levels, prepaids and other assets increase causing cash flow from operating activities to decrease. Certain liabilities also increase as operations expand and partially offset the negative effect on cash flow from operations caused by the increase in inventory levels, prepaids and other assets. Similarly, as our mortgage operations expand, net income from these operations increase, but for cash flow purposes are offset by the net change in mortgage assets and liabilities. The opposite is true as our investment in new land purchases and development of new communities decrease, which is what we expect to happen in fiscal 2008 and

2009.Therefore, we expect to generate cash flows from operations in those years, increasing our liquidity and decreasing our dependency on the Revolving Credit Agreement availability.

6.

We remind you that Item 303(A)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given the trends and conditions in the homebuilding and mortgage finance industry which you have discussed elsewhere, we urge you to expand your disclosures to address the current and potential future impact of these trends and conditions on your liquidity and capital resources.

Response

In response to Comment 5, we have expanded our discussion of cash flow from operations and thus expected liquidity. In addition, as discussed in Comment 7, we will have significantly changed our liquidity and capital resources position in May 2008 by issuing common equity and senior secured notes, and reducing the availability under our Revolving Credit Agreement. We believe the additional disclosures responsive to Comment 5 and Comment 7 will adequately describe the impact of the known trends in the industry on our liquidity and capital resources and the steps we have taken to address them.

7.

As of October 31, 2007 and January 31, 2008, you disclose that you were not in compliance with certain covenants under your Revolving Credit Agreement and that you were able to obtain waivers of compliance under these covenants. Please discuss the potential impact on your liquidity and capital resources of not being able to comply with these covenants and obtain waivers of compliance in the future. In addition, you disclosed that the borrowing base increases as inventory increases. Please clarify whether the borrowing base also decreases as inventory decreases. Given the amount available under your revolving credit line was reduced from $1.2 billion to $900 million in March 2008, please expand your disclosure to address the risk that the amount available under the revolving credit line could be subject to further reductions.

Response

The following reflects our anticipated disclosure to include in “Capital Resources and Liquidity” to reflect the equity and debt offerings and revolving credit agreement amendment.

In May 2008, we issued $600 million of 11 1/2% Senior Secured Notes, and concurrently reduced the Revolving Credit Agreement availability to $300 million (a $600 million reduction). In return for reducing the Revolver to $300 million, all but one of the financial covenants were eliminated and replaced with a covenant that requires that as of the last day of each fiscal quarter either (1) the ratio of our adjusted operating cash flow to fixed charges exceed 1.50 to 1.00 or (2) our liquidity equal or exceed $100 million. Because of our current cash position after this issuance of Notes and the recent issuance of $130 million in equity (cash of approximately $453 million) and our expectation that we will generate positive cash flow of greater than $300 million over the remainder of the fiscal year, we believe we will be in compliance with this new covenant for the foreseeable future.

In addition, to respond to your question regarding the borrowing base, the borrowing base does decrease as inventory decreases, and we will add this to future filings.

8.

The Revolving Credit Agreement contains events of default which would permit the lenders to accelerate the loans if not cured within applicable grace periods, including the failure to make timely payments under the agreement or other material indebtedness, the failure to satisfy covenants and specified events of bankruptcy and insolvency. Please clearly disclose which events of default are most likely to occur under the Revolving Credit Agreement as well as under any other debt agreements. Given that you were not in compliance with the Consolidated Tangible Net Worth and Leverage Ratio covenants under the Revolving Credit Agreement and you state that you will likely violate one or more of this agreement’s covenants during 2008 based on your current expectations, please provide a tabular presentation of the required ratios as well as your actual ratios as of each reporting date. This disclosure should be provided for the Consolidated Tangible Net Worth and Leverage Ratio covenants as well as for any additional covenants which are material to an understanding of your financial structure. In a similar manner, please disclose the required as well as your actual fixed charge coverage ratio as of the end of each reporting period as defined in the indentures governing your senior notes and senior subordinated notes.

Response

As described in our response to Comment 7, we have amended our Revolving Credit Agreement, eliminating the covenants that we were concerned we might violate in the future. In addition, the fixed charge coverage ratio under the indentures governing our senior and senior subordinated notes is currently below the 2.0 to 1.0 threshold that would permit certain restricted payments, including dividends, and that also restricts our ability to incur additional indebtedness. We also state that we do not expect the ratio to improve to allow us to make dividend payments in fiscal 2008 or 2009, if the market does not improve. These restrictions will not have a material impact on our operations, and because this fixed charge coverage ratio is not a maintenance covenant, but rather is a specific transaction covenant, it is not required to be calculated quarterly. Therefore, we do not believe that providing the actual calculated fixed charge coverage ratio would be beneficial.

FORM 10-Q FOR THE QUARTER ENDED JANUARY 31, 2008

General

9. Please address the above comments in your interim filings as well.

Response

We will make the adjustments noted in our responses to the above comments both in our annual and interim filings.